EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
ADVANCED MEDICAL ISOTOPE CORPORATION

The undersigned, being the duly authorized Chief Executive Officer and Chairman of Advanced Medical Isotope Corporation, a corporation organized under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

1.
The amendment to the Corporation’s Certificate of Incorporation set forth below (the “Amendment”) was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law. The Corporation’s stockholders duly adopted the Amendment at a special meeting of the stockholders of said Corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting a majority of the outstanding stock entitled to vote thereon, voted in favor of the Amendment.

2.	Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

ARTICLE IV

1.           Authorized Shares. The Corporation is authorized to issue a total of 520,000,000 shares in two classes designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock authorized to be issued is 500,000,000 shares, $0.001 par value per share. The total number of shares of Preferred Stock authorized to be issued is 20,000,000 shares, $0.001 par value per share.

2.           Preferred Stock. The Board of Directors of the Corporation is expressly authorized, at any time and from time to time and to the fullest extent permitted by the Delaware General Corporation Law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series, and to determine the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions, of each series, as shall be stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors.

3.           Voting. Each holder of Common Stock is entitled to one vote per share on any matter submitted to a vote of the stockholders, except that holders of Common Stock, except as otherwise required by law, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of the affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon by law or pursuant to this Certificate of Incorporation, including any certificate of designation filed with respect to any series of Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf this 6th day of June, 2014.

ADVANCED MEDICAL ISOTOPE CORPORATION

By:	/s/ James C. Katzaroff
James C. Katzaroff
Chief Executive Officer and Chairman